Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

15 November 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-075

ANNOUNCEMENT ON APPOINTMENT OF THE SENIOR MANAGEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the 8th session of the Board passed the following resolution by means of written resolution unanimously on 15 November 2018:

Approving the appointment of Mr. Wang Ren Jie as the Chief Operation Officer of the Company and that Mr. Zhang Zheng Rong will no longer act as the Chief Operation Officer of the Company and will remain as the Executive Vice President of the Company.

The term of office for the above senior management will be the same with the terms of office for this session of the Board. The number of Directors supposed to be present was 7, of which 7 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The qualification of the above candidate for the senior management of the Company is legal, his nomination procedure is in compliance with the relevant laws, regulations and the Articles of Association of the Company and he is capable for meeting the relevant responsibility requirements for the appointed position, and the engagement of the above candidate by the Board is consented to.

Independent Directors: Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge

The Board of Directors of China Southern Airlines Company Limited

15 November 2018

Attached: Profile of Mr. Wang Ren Jie

Wang Ren Jie, male, aged 54, has a college degree from The First Flight Academy of the Chinese People’s Liberation Army Air Force, majoring in Aircraft Piloting, and obtained an on-job bachelor’s degree from The First Flight Academy of the Chinese People’s Liberation Army Air Force majoring in Aviation Theory and on-job Executive Master of Business Administration (EMBA) degree from the School of Economics and Management of Tsinghua University. He is a member of Communist Party of China and began his career in June 1983. He served as Deputy Manager of Flight Safety Technology Department of the Flight Department of China Southern Air Holding Company, Vice Captain of the Third Flight Corps, 747 Fleet Manager and Deputy General Manager of the Flight Management Division of China Southern Airlines Company Limited, a member of the leading group of freighter company of China Southern Airlines Company Limited, a member of the Party Committee and Deputy General Manager of Guangzhou Flight Division of China Southern Airlines Company Limited, and the General Manager of the Flight Management Division of China Southern Airlines Company Limited. In August 2014, he served as the General Manager and Deputy Party Secretary of Xi’an Branch of China Southern Airlines Company Limited. In December 2016, he served as General Manager of the Flight Management Division of China Southern Airlines Company Limited and has served as Vice Chief Operation Officer of China Southern Airlines Company Limited since May 2018.